SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

FG Financial Group, Inc. (formerly known as 1347 Property Insurance Holdings, Inc.)

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

30259W104

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global GP, LLC

108 Gateway Blvd., Suite 204

Mooresville, NC 28117

(704) 323-6851

With a copy to:

Patrick Gadson

Vinson & Elkins

1114 Avenue of the Americas, 32nd Floor

New York, New York 10036

(212) 237-0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 30259W104	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Fundamental Global GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,431,498
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,431,498

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,431,498 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.5%
14	TYPE OF REPORTING PERSON OO

(1)

Fundamental Global GP, LLC may also be deemed to be the beneficial owner of 8,973 shares of Preferred Stock (as defined in Item 5 below), that are held directly by Fundamental Activist Fund I, LP, which represent approximately 1.0% of the outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible.

CUSIP No. 30259W104	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Fundamental Activist Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,049,985
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,049,985

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,049,985 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1%
14	TYPE OF REPORTING PERSON PN

(1)

Fundamental Activist Fund I, LP also directly holds 8,973 shares of the Company’s Preferred Stock, which represent approximately 1.0% of the Company’s outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible.

CUSIP No. 30259W104	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON FGI 1347 Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 477,282
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 477,282

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 477,282
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 30259W104	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Ballantyne Strong, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,904,231
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,904,231

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,904,231
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 30259W104	13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,355 (1)
	8	SHARED VOTING POWER 5,431,498
	9	SOLE DISPOSITIVE POWER 21,355 (1)
	10	SHARED DISPOSITIVE POWER 5,431,498

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,452,853 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.8%
14	TYPE OF REPORTING PERSON IN

(1)	Includes approximately 4,430 shares potentially issuable to Mr. Cerminara upon the vesting of restricted stock units within 60 days of the filing of this Statement.
(2)

Mr. Cerminara may also be deemed to be the beneficial owner of 8,973 shares of Preferred Stock, that are held directly by Fundamental Activist Fund I, LP, which represent approximately 1.0% of the outstanding shares of Preferred Stock. Mr. Cerminara also owns 44 shares of Preferred Stock in a joint account with his spouse.

CUSIP No. 30259W104	13D	Page 7 of 12 Pages

This Amendment No. 16 to the Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 16”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on June 18, 2015 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, $0.001 par value per share, of FG Financial Group, Inc., a Delaware corporation. In addition, Fundamental Global Partners Master Fund, LP, FGI Global Asset Allocation Fund, Ltd., FGI Global Asset Allocation Master Fund, LP and Lewis M. Johnson no longer share any voting or investment power with the filers on this Statement and will be removed as joint filers. Fundamental Global Partners Master Fund, LP transferred to Fundamental Activist Fund I, LP all securities of the Company and is in the process of being dissolved. Capitalized terms used but not defined in this Amendment No. 16 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 16, the Schedule 13D remains unchanged.

Item 1.	Security and Issuer.

This Statement relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of FG Financial Group, Inc., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 360 Central Ave Suite 800, St. Petersburg, Florida 33701.

Item 2.	Identity and Background.

This Statement is filed by (i) Fundamental Global GP, LLC, a Delaware limited liability company (“FGGP”), (ii) Fundamental Activist Fund I, LP, a Delaware limited partnership ( “FAFI”), (iii) FGI 1347 Holdings, LP, a Delaware limited partnership (“FGIH”), (iv) Ballantyne Strong, Inc., a Delaware corporation (“BTN”), and (v) Mr. D. Kyle Cerminara, a U.S. citizen.

The principal business of FGGP is to provide investment advisory and management services to private investment funds, including to FAFI and FGIH. The principal business of each of FAFI and FGIH is serving as a private investment fund. BTN is a holding company with diverse business activities focused on serving the entertainment, retail, financial, advertising and government markets. Mr. Cerminara’s principal occupation is serving as the Chief Executive Officer of Fundamental Global, LLC, a Delaware limited liability company, whose principal business is to be a private partnership focused on long-term strategic holdings, including its privately-held subsidiaries and affiliates. Mr. Cerminara is a U.S. citizen.

Fundamental Activist Fund I GP, LLC, a Florida limited liability company (“FAFI GP”), is the general partner of FAFI, which is FAFI GP’s principal business. FGI 1347 GP, LLC, a Florida limited liability company (“FGIH GP”), is the general partner of FGIH, which is FGIH GP’s principal business.

Mr. D. Kyle Cerminara is the Chief Executive Officer and sole manager of FGGP, the sole manager of FAFI GP and FGIH GP, and the Chairman of the Board of Directors of BTN and the Company.

The business address of each of FGGP, FAFI, FGIH, Mr. Cerminara, FAFI GP, FGIH GP and Fundamental Global, LLC is 108 Gateway Blvd., Suite 204, Mooresville, NC 28117. The address of BTN’s principal office is 4201 Congress Street, Suite 175, Charlotte, NC 28209.

Each of FGGP, FAFI, FGIH, BTN and Mr. Cerminara is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

Information regarding the identity and background of the partners, managers, officers, directors or other controlling persons, of the Reporting Persons, as applicable, is set forth in this Item 2, or in regards to BTN, on Schedule A to this Statement. Each of the individuals identified on Schedule A to this Statement is a U.S. citizen.

None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of their partners, managers, officers, directors or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 30259W104	13D	Page 8 of 12 Pages

None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of their partners, managers, officers, directors or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FAFI, $7,010,060; FGIH, $3,740,789; BTN, $12,111,565 and Mr. Cerminara, $26,003. The source of these funds was working capital or personal funds, as applicable. In addition, on December 31, 2021, Fundamental Global Partners Master Fund, LP (“FGPM”) transferred all of its securities of the Company to FAFI in exchange for its limited partners receiving limited partnership interests in FAFI. FGPM’s total cost for purchasing the Common Stock previously reported as owned, including brokerage commissions, was approximately $4,359,258, which included a cost of $50,000 for a call option to purchase 50,000 shares of Common Stock that has since expired.

Item 4.	Purpose of the Transaction.

On June 16, 2022, FAFI and BTN purchased 632,911 and 1,265,822 shares, respectively, of Common Stock in an underwritten public offering (the “Public Offering”) at a public offering price of $1.58 per share. The Public Offering closed on June 21, 2022. FAFI and BTN acquired the shares for long-term holding purposes.

On November 29, 2021, BTN elected to exercise (i) the subscription rights distributed by the Company on October 29, 2021 to it to purchase 155,761 shares of the Company’s Common Stock at a purchase price of $4.00 per share and (ii) its over-subscription privilege to purchase an additional 444,239 additional shares of the Company’s Common Stock at a purchase price of $4.00 per share. In total, BTN committed to purchase 600,000 shares for a total cost of $2.4 million. BTN has acquired the shares for long-term holding purposes.

On December 31, 2021, pursuant to that certain Transfer and Distribution Agreement, dated as of the same date (the “Transfer and Distribution Agreement”), by FGPM and FAFI, among others, FGPM transferred all securities of the Company to FAFI. The foregoing description is qualified in its entirety by reference to the full text of the Transfer and Distribution Agreement, which is filed herewith as Exhibit 99.1, and is incorporated herein by reference. The purpose of the transfer was to simplify the organizational structure of the funds managed by FGGP without a change in beneficial ownership for FGGP or its controlling entities and individuals, as applicable.

None of the Reporting Persons have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein and except as may be proposed by Mr. Cerminara in his capacity as director of the Company, or by such board of directors with Mr. Cerminara’s participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their holdings in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may in the future acquire additional shares of Common Stock of the Company or dispose of some or all of the shares of Common Stock of the Company held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

The Reporting Persons anticipate that a press release will be issued on July 14, 2022 regarding this Statement and highlighting several events that change the way ownership is reported. The foregoing description is qualified in its entirety by reference to the full text of the Press Release, which is filed herewith as Exhibit 99.3, and is incorporated herein by reference.

Item	5. Interest in Securities of the Issuer.

(a) FGGP, FAFI, FGIH, BTN and Mr. Cerminara together beneficially own in the aggregate 5,452,853 shares of Common Stock, which represents approximately 58.8% of the Company’s outstanding shares of Common Stock and includes approximately 4,430 shares potentially issuable to Mr. Cerminara upon the vesting of restricted stock units within 60 days of the filing of this Statement.

CUSIP No. 30259W104	13D	Page 9 of 12 Pages

Each of FAFI, FGIH and BTN directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Cerminara directly holds the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement. FGGP does not directly hold any shares of Common Stock. None of the other Reporting Persons nor, to the Reporting Persons’ knowledge, any of their partners, managers, officers, directors or other controlling persons directly hold any of the shares of Common Stock disclosed in this Statement, except as described below.

Larry G. Swets Jr., a director of BTN, beneficially owns in the aggregate 47,886 shares of Common Stock, which represents approximately 0.5% of the Company’s outstanding shares of Common Stock and includes approximately 2,687 shares potentially issuable to Mr. Swets upon the vesting of restricted stock units within 60 days of the filing of this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 6,528,001 shares of Common Stock reported by the Company as outstanding as of May 13, 2022 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022, adjusted by the 2,750,000 shares issued in the Public Offering and the applicable number of shares issuable upon the vesting of restricted stock units within 60 days of the filing of this Statement.

The Reporting Persons also beneficially own in the aggregate 8,973 shares of the Company’s 8.00% Cumulative Preferred Stock, Series A, $25.00 par value per share (the “Preferred Stock”), which represent approximately 1.0% of the outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible. FAFI directly holds all of the shares of Preferred Stock.

(c) The following transactions have been effected by FAFI and BTN during the past sixty days: on June 16, 2022, FAFI and BTN purchased 632,911 and 1,265,822 shares, respectively, of Common Stock in the Public Offering at a price of $1.58 per share. The following transactions have been effected by Mr. Swets during the past sixty days: On June 21, 2022, Mr. Swets purchased 30,000 shares of Common Stock in the Public Offering at a price of $1.58 per share.

(e) On August 1, 2021, Fundamental Global Investors, LLC no longer beneficially owned any Company securities following the assignment of all investment management agreements related to the Common Stock to FGGP. In addition, on December 31, 2021, FGPM transferred all securities of the Company to FAFI.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 4 above is incorporated herein by reference.

On August 1, 2021, Fundamental Global Investors, LLC assigned the investment management agreements for FGPM, FAFI and FGIH to FGGP. On December 31, 2021, FGPM transferred all securities of the Company to FAFI.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 16, which agreement is filed herewith as Exhibit 99.2 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1

Transfer and Distribution Agreement, dated as of December 31, 2021, by and among Fundamental Global Partners, LP, Fundamental Global Partners QP, L.P., Fundamental Global Partners Master Fund, L.P., Fundamental Activist Fund I, LP, FG Partners GP, LLC and Fundamental Activist Fund I GP, LLC.

99.2	Joint Filing Agreement.

99.3	Press release dated July 14, 2022.

CUSIP No. 30259W104	13D	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: July 14, 2022

FUNDAMENTAL GLOBAL GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer

FUNDAMENTAL ACTIVIST FUND I, LP

by Fundamental Activist Fund I GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI 1347 HOLDINGS, LP

by FGI 1347 GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

BALLANTYNE STRONG, INC.

/s/ Mark D. Roberson
Mark D. Roberson
Chief Executive Officer

D. KYLE CERMINARA

/s/ D. Kyle Cerminara

CUSIP No. 30259W104	13D	Page 11 of 12 Pages

Schedule A

Ballantyne Strong, Inc.

Identity and Background of the Executive Officers of Ballantyne Strong, Inc.

Name	Residence or Business Address	Present Principal Occupation or employment and the Name, Principal Business and Address of any Organization in which such Employment Is Conducted
Mark D. Roberson	4201 Congress Street, Suite 175, Charlotte, NC 28209	Chief Executive Officer Ballantyne Strong, Inc. 4201 Congress Street, Suite 175, Charlotte, NC 28209

Todd R. Major	4201 Congress Street, Suite 175, Charlotte, NC 28209	Chief Financial Officer Ballantyne Strong, Inc. 4201 Congress Street, Suite 175, Charlotte, NC 28209

Ray F. Boegner	4201 Congress Street, Suite 175, Charlotte, NC 28209	President of Strong Entertainment Ballantyne Strong, Inc. 4201 Congress Street, Suite 175, Charlotte, NC 28209

Identity and Background of the Directors of Ballantyne Strong, Inc.

Name	Residence or Business Address	Present Principal Occupation or employment and the Name, Principal Business and Address of any Organization in which such Employment Is Conducted
D. Kyle Cerminara	108 Gateway Blvd., Suite 204, Mooresville, NC 28117

Chief Executive Officer

Fundamental Global, LLC

108 Gateway Blvd., Suite 204, Mooresville, NC 28117

Fundamental Global, LLC’s principal business is to be a private partnership focused on long-term strategic holdings

Director

Ballantyne Strong, Inc.

4201 Congress Street, Suite 175, Charlotte, NC 28209

William J. Gerber	4201 Congress Street, Suite 175, Charlotte, NC 28209	Director Ballantyne Strong, Inc. 4201 Congress Street, Suite 175, Charlotte, NC 28209

Charles T. Lanktree	4201 Congress Street, Suite 175, Charlotte, NC 28209

Advisor

Eggland’s Best, LLC

2 Ridgedale Avenue, Suite 201, Cedar Knolls, NJ 07927

Eggland’s Best, LLC is a distributor of nationally branded eggs.

Director

Ballantyne Strong, Inc.

4201 Congress Street, Suite 175, Charlotte, NC 28209

Michael C. Mitchell	4201 Congress Street, Suite 175, Charlotte, NC 28209	Director Ballantyne Strong, Inc. 4201 Congress Street, Suite 175, Charlotte, NC 28209

CUSIP No. 30259W104	13D	Page 12 of 12 Pages

Robert J. Roschman	4201 Congress Street, Suite 175, Charlotte, NC 28209

Investor/Self-Employed

Roschman Enterprises

6300 NE 1st Avenue, Suite 300, Fort Lauderdale, FL 33334

Roschman Enterprises is involved in real estate, property management and property development.

Director

Ballantyne Strong, Inc.

4201 Congress Street, Suite 175, Charlotte, NC 28209

Ndamukong Suh	4201 Congress Street, Suite 175, Charlotte, NC 28209	Independent Private Investor Director Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, NC 28209

Larry G. Swets, Jr.	4201 Congress Street, Suite 175, Charlotte, NC 28209

Chief Executive Officer

FG Financial Group, Inc.

360 Central Avenue, Suite 800, St. Petersburg, FL 33701

FG Financial Group, Inc. is a reinsurance and investment management holding company.

Director

Ballantyne Strong, Inc.

4201 Congress Street, Suite 175, Charlotte, NC 28209